PROSPECTUS SUPPLEMENT NO. 3	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated August 8, 2024)	Registration No. 333-280973

Up to 30,450,000 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated August 8, 2024 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-280973). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the potential offer and sale of up to 30,450,000 shares of our common stock, par value $0.0001 per share (the “common stock”), by White Lion Capital, LLC (“White Lion” or the “Selling Securityholder”).

The shares of common stock to which the prospectus and this prospectus supplement relate may be issued to White Lion pursuant to the Common Stock Purchase Agreement dated July 16, 2024 between us and White Lion, as amended by Amendment No. 1 to the Common Stock Purchase Agreement dated July 24, 2024 (as amended, the “White Lion Purchase Agreement”), establishing an equity line of credit. Such shares of our common stock include (a) up to 30,000,000 shares of common stock that we may elect, in our sole discretion, to issue and sell to White Lion from time to time during the White Lion Commitment Period (as defined below) under the White Lion Purchase Agreement (assuming the shares to be issued are sold at a price of $1.00 per share) and (b) up to 450,000 shares of common stock (the “Commitment Shares”) issuable to White Lion as consideration for it entering into the White Lion Purchase Agreement (assuming the shares to be issued are sold at a price of $1.00 per share). See “The White Lion Transaction” below for a description of the White Lion Purchase Agreement and “Selling Securityholder” for additional information regarding White Lion.

The actual number of shares of our common stock issuable to White Lion will vary depending on the then-current market price of shares of our common stock sold to the Selling Securityholder under the White Lion Purchase Agreements and are subject to the further limitations set forth in the White Lion Purchase Agreement.

We are not selling any securities under the prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of shares of common stock by the Selling Securityholder. Additionally, we will not receive any proceeds from the issuance or sale of the Commitment Shares. However, we may receive proceeds of up to $30.0 million from the sale of our common stock to the Selling Securityholder pursuant to the White Lion Purchase Agreement after the date of the prospectus.  The actual proceeds from White Lion may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold.

The Selling Securityholder may sell or otherwise dispose of the shares of common stock described in the prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the Selling Securityholder may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus. The Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The Selling Securityholder will pay all brokerage fees and commissions and similar expenses attributable to the sales of its common stock. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares of common stock offered hereby, including legal and accounting fees. See “Plan of Distribution.”

Our common stock and Public Warrants are listed on The Nasdaq Stock Market under the symbols “CSLR” and “CSLRW,” respectively. On August 19, 2024, the last reported sales price of our common stock was $1.83 per share and the last reported sales price of our Public Warrants was $0.15 per Public Warrant.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus or the prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 20, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 20, 2024

Complete Solaria, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45700 Northport Loop East, Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 270-2507

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CSLR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	CSLRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On August 14, 2024, Complete Solaria, Inc., a Delaware corporation (the “Company”, “we” and “us”), entered into Amendment No. 2 (“Amendment No. 2”) to the Common Stock Purchase Agreement, originally dated July 16, 2024 (as amended, the “Purchase Agreement”), with White Lion Capital, LLC, a Nevada limited liability company (“White Lion”).

Amendment No. 2 further amends the Purchase Agreement to provide that, subject to the terms and conditions of the Purchase Agreement, the Company may notify White Lion to exercise the Company’s right to sell shares of its common stock by delivering an Hour Rapid Purchase Notice (as defined in Amendment No. 2). If the Company delivers an Hour Rapid Purchase Notice, the Company shall deliver to White Lion shares of common stock not to exceed the lesser of (i) five percent of the Average Daily Trading Volume (as defined in the Purchase Agreement) on the date of an Hour Rapid Purchase Notice and (ii) 100,000 shares of common stock. The closing of the transactions under an Hour Rapid Purchase Notice will occur one Business Day (as defined in the Purchase Agreement) following the date on which the Hour Rapid Purchase Notice is delivered. At such closing, White Lion will pay the Company the Hour Rapid Purchase Investment Amount (as defined in Amendment No. 2) equal to the number of shares of common stock subject to the applicable Hour Rapid Purchase Notice multiplied by the lowest traded price of the Company’s common stock during the one-hour period following White Lion’s consent to the acceptance of the applicable Hour Rapid Purchase Notice.

The foregoing description of each of Amendment No. 2 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Amendment No. 2, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
10.1	Amendment No. 2 to Common Stock Purchase Agreement, dated August 14, 2024, by and between the Company and White Lion.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Complete Solaria, Inc.

Dated: August 20, 2024

	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

2

Exhibit 10.1

AMENDMENT NO. 2

TO

COMMON STOCK PURCHASE AGREEMENT

BETWEEN

Complete Solaria, Inc.

AND

WHITE LION CAPITAL LLC

THIS AMENDMENT NO. 2 TO COMMON STOCK PURCHASE AGREEMENT (this “Amendment”), effective August 14, 2024 (the “Amendment Effective Date”), is by and between Complete Solaria, Inc., a Delaware corporation (the “Company”), and White Lion Capital, LLC, a Nevada limited liability company (the “Investor”), and amends the Common Stock Purchase Agreement by and between the Company and Investor dated July 16, 2024, as amended by that certain Amendment No. 1, dated as of July 24, 2024 (as amended, the “Agreement”), to permit the Company to effect sales to the Investor pursuant to Hour Rapid Purchase Notices (as defined below). All capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment to Article II.

Article II of the Agreement is hereby amended by amending and restated Section 2.1 in its entirety as follows:

Section 2.1 PURCHASE NOTICES. Upon the terms and conditions set forth herein (including, without limitation, the provisions of Article VII), the Company shall have the right, but not the obligation, to require the Investor, by its delivery to the Investor of a Purchase Notice, from time to time, with a copy to the Transfer Agent, to purchase Purchase Notice Shares; provided that the amount of Purchase Notice Shares shall not exceed the (a) the Fixed Purchase Notice Limit, the Rapid Purchase Notice Limit or the Hour Rapid Purchase Notice Limit, as applicable, or (b) the Beneficial Ownership Limitation set forth in Section 7.2(g), (each such purchase, a “Closing”). The Company may not deliver a subsequent Purchase Notice until the Closing of an active Purchase Notice, except if waived by the Investor in writing. Furthermore, the Company shall not deliver any Purchase Notices to the Investor during the PEA Period.

Article II of the Agreement is hereby amended by adding Sections 2.2(e) and 2.2(f), which shall read in their entirety as follows:

“Section 2.2 (e) Hour Rapid Purchase Notice.

(e)	Upon the terms and subject to the conditions of this Agreement, during the Commitment Period, the Company may deliver an Hour Rapid Purchase Notice to the Investor, subject to satisfaction of the conditions set forth in Article VII and otherwise provided herein. The Company shall deliver the Purchase Notice Shares, not to exceed the Hour Rapid Purchase Notice Limit, unless waived by Investor, underlying a Hour Rapid Purchase Notice as DWAC Shares to the Investor’s designated brokerage account alongside the delivery of the Hour Rapid Purchase Notice. A Hour Rapid Purchase Notice shall be deemed delivered on the Business Day that the Investor provides written consent of the acceptance of the Hour Rapid Purchase Notice (the “Hour Rapid Purchase Notice Date”). If the Investor does not provide written consent within 15 minutes of the delivery of the Hour Rapid Purchase Notice, the applicable Hour Rapid Purchase Notice shall be deemed void unless waived by both the Company and the Investor. Each party shall use its commercially reasonable efforts to perform or fulfill all conditions and obligations to be performed or fulfilled by it under this Agreement so that the transactions contemplated hereby shall be consummated as soon as practicable. Each party also agrees that it shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective Section 2.2 of this Agreement and the transactions contemplated herein. Investor shall not consent to accept a Hour Rapid Purchase Notice received less than one and a half (1.5) hours prior to the close of trading on the Principal Market.

Section 2.2 (f) Hour Rapid Purchase Closing

(f)	The Closing of a Hour Rapid Purchase Notice shall occur one (1) Business Day following the Hour Rapid Purchase Notice Date (the “Hour Rapid Purchase Closing Date”); whereby the Investor shall deliver to the Company, by 5:00 p.m. New York time on the Hour Rapid Closing Date, the Hour Rapid Purchase Investment Amount by wire transfer of immediately available funds to an account designated by the Company.

The following terms shall be defined as set forth below:

a.	“Hour Rapid Closing Date” shall have the meaning specified in Section 2.2(f).

b.	“Hour Rapid Purchase Investment Amount” shall mean the applicable Purchase Notice Shares referenced in the Hour Rapid Purchase Notice multiplied by the applicable Hour Rapid Purchase Price.

c.	“Hour Rapid Purchase Notice” shall mean the closing of a purchase and sale of shares of Common Stock as described in Section 2.2(e).

d.	“Hour Rapid Purchase Notice Date” shall have the meaning specified in Section 2.2(e).

e.	“Hour Rapid Purchase Notice Limit” shall mean the lesser of (i) five percent (5%) of the Average Daily Trading Volume on the Hour Rapid Purchase Notice Date and (ii) 100,000 shares of Common Stock.

f.	“Hour Rapid Purchase Price” shall mean the lowest traded price of Common Stock during the Hour Rapid Valuation Period.

g.	“Hour Rapid Valuation Period” shall mean the one (1) hour period following the Investor’s written consent of the acceptance of the applicable Hour Rapid Purchase Notice by Investor.

The following terms shall be amended and restated as set forth below:

i.	“Purchase Notice” shall mean a written notice from Company, substantially in the form of Exhibit A attached hereto (a “Rapid Purchase Notice Form”), Exhibit B attached hereto (a “Fixed Purchase Notice Form”) or Exhibit E attached hereto (a “Hour Rapid Purchase Notice Form”), to the Investor, and with a copy of such notice delivered to the Transfer Agent, setting forth the Purchase Notice Shares which the Company requires the Investor to purchase pursuant to the terms of this Agreement.

Article V of the Agreement is hereby amended by amending and restating Section 5.1 in its entirety as follows:

Section 5.1 SHORT SALES AND CONFIDENTIALITY. Neither the Investor, nor any affiliate of the Investor acting on its behalf or pursuant to any understanding with it, will execute any Short Sales during the period from the Execution Date to the end of the Commitment Period. For the purposes hereof, and in accordance with Regulation SHO, the sale after delivery of the Purchase Notices of such number of shares of Common Stock purchased under the applicable Purchase Notice shall not be deemed a Short Sale. The parties acknowledge and agree that during the Rapid Purchase Notice Date, the Hour Rapid Purchase Notice Date and Fixed Purchase Valuation Period, the Investor may contract for, or otherwise effect, the resale of the subject purchased Purchase Notice Shares to third-parties. The Investor shall, until such time as the transactions contemplated by the Transaction Documents are publicly disclosed by the Company in accordance with the terms of the Transaction Documents, maintain the confidentiality of the existence and terms of this transaction and the information included in the Transaction Documents. “Short Sales” shall mean “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act.

Exhibit A attached hereto shall be added as Exhibit E to the Agreement.

2. Representations and Warranties. Each of the Investor and the Company represents and warrants that it has the authority and legal right to execute, deliver and carry out the terms of this Amendment, that such actions were duly authorized by all necessary entity action and that the officers executing this Amendment on its behalf were similarly authorized and empowered and that this Amendment does not contravene any provisions of its articles of incorporation, bylaws, certificate of formation, limited liability company agreement or other formation documents, or of any contract or agreement to which it is a party or by which any of its properties are bound.

3. Miscellaneous.

(a) Except as modified by this Amendment, the Agreement continues in full force and effect in accordance with its terms.

(b) This Amendment shall be governed by and construed in accordance with the laws of the State of California as set forth in Section 10.1 of the Agreement and the dispute resolution provisions set forth in the Agreement.

(c) This Amendment may be executed in any number of counterparts and by electronic transmission (which shall bind the parties hereto), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

** signature page follows **

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officer as of the Amendment Effective Date.

Complete Solaria, Inc.

By:	/s/ Daniel Foley
Name:	Daniel Foley
Title:	Chief Financial Officer

WHITE LION CAPITAL, LLC

By:	/s/ Dmitriy Slobodskiy
Name:	Dmitriy Slobodskiy Jr
Title:	Managing Partner

EXHIBIT E

FORM OF HOUR RAPID PURCHASE NOTICE

TO: WHITE LION CAPITAL LLC

We refer to the Common Stock Purchase Agreement, dated as of July 16, 2024, (as amended, the “Agreement”), entered into by and between Complete Solaria, Inc., and White Lion Capital LLC. Capitalized terms defined in the Agreement shall, unless otherwise defined herein, have the same meaning when used herein.

We hereby:

1) Give you notice that we require you to purchase __________ Purchase Notice Shares at the Hour Rapid Purchase Price; and

2) Certify that, as of the date hereof, the conditions set forth in Section 7 of the Agreement are satisfied.

Complete Solaria, Inc.

By:
Name:
Title: